Eversheds Sutherland (US) LLP

         700 Sixth Street, NW, Suite 700

         Washington, DC 20001-3980




July [   ], 2024


Lisa N. Larkin, Senior Counsel
Jeffrey Long, Staff Accountant
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20002

Re:        Nuveen Churchill Private Credit Fund
           Amendment No. 1 to Registration Statement on Form 10
           File No. 000-56659


Dear Ms. Larkin and Mr. Long:

         On behalf of Nuveen Churchill Private Credit Fund (the    Company   ),
set forth below are the Company   s
responses to the comments provided by the staff of the Division of Investment
Management (the    Staff   ) of the U.S.
Securities and Exchange Commission (the    SEC   ) on July 17, 2024, regarding
the Company   s Amendment No. 1 to
the Registration Statement on Form 10 (File No. 000-56659) (the    Registration
Statement   ) filed on July 3, 2024.
The Staff   s comments are set forth below and are followed by the Company   s
responses. Where revisions to the
Registration Statement are referenced in the responses set forth below, such revisions have been included in
Amendment No. 2 to the Registration Statement on Form 10 filed with the SEC on
July [   ], 2024 (the    Amended
Registration Statement   ).
                                                Legal Comments

      1.   The Staff takes the position that the term    private credit
included in the Company   s name is subject to Rule
           35d-1 under the Investment Company Act of 1940, as amended (the
1940 Act   ), and therefore requests the
           following:

               a. Please add an 80% policy to include private credit investments, and disclose what qualifies as a credit investment (e.g., debt).

               b.   Please add disclosure regarding whether a change in the 80%
policy is subject to 60 days    notice or
                    requires shareholder approval.

               c. Please confirm that the Company will not include unfunded commitments or equity investments in its 80% policy.

               d. In the last line of the first paragraph on page 17 of the Registration Statement, the disclosure states
                    that the    percentage of our portfolio allocated to the
Liquid Investment strategy will be at the

      Lisa N. Larkin, Senior Counsel

     Jeffrey Long, Staff Accountant

                      July [ ], 2024

                             Page 2
              discretion of the Adviser.    Please clarify that such discretion
will be subject to the Company   s
              compliance with the Rule 35d-1 80% policy.

         e.   The Staff refers to the following risk factor on page 49 of the
Registration Statement:    Our Board
              may change our investment objective, operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse. Please revise the disclosure here, and throughout the Registration Statement, to clarify that a change
to the Company   s 80% policy under
              Rule 35d-1 requires 60 days    notice (unless the Company has
chosen to make this a fundamental
              policy, in which case such a change would require shareholder approval).

     Response: The Company acknowledges the Staff   s comments and has revised
pages [17] and [49] of the
     Amended Registration Statement to reflect the Staff   s comments. The
Company respectfully advises that the
     Company will not include unfunded commitments or equity investments in its 80% policy.

2. The Staff refers to the disclosure relating to the remedies that the Company may pursue against an investor in default of its obligations under the subscription agreement (a
Defaulting Subscriber   ) on page 32 of the
     Registration Statement. On a supplemental basis, please explain how these remedies are consistent with
     Section 23 of the 1940 Act.

     Response: The Company respectfully advises the Staff on a supplemental basis that none of the remedies that the Company may pursue against a Defaulting Subscriber would result in the Company purchasing any of its securities pursuant to Section 23 of the 1940 Act. By signing the subscription agreement, which sets
     forth the terms of the Company   s common shares of beneficial interest,
each investor agrees to comply with
     the terms therein, including the terms relating to the consequences of
defaulting on the investor   s capital
     commitment.

                                            Accounting Comment

3. On a supplemental basis, please provide more information about the formation transaction with affiliated funds (e.g., the underlying business purpose of the transaction, the nature of the relationship between the transacting parties, the future operating plans of the selling entities and the retained assets). Does this transaction constitute a fund acquisition under Article 6-11 of Regulation S-X? If it is determined to be a fund acquisition, please provide a detailed response as to why the Company believes those financial statements and supplemental information required by Article 6-11 of Regulation S-X are not applicable
     (discuss Item 13 of Form 10 and Articles 6-01 and 6-11 of Regulation S-X). If it is determined to not be a fund acquisition, please provide a detailed response as to why (discuss
Item 13 of Form 10 and Articles 6-01
     and 6-11 of Regulation S-X).

     Response: The Company respectfully advises the Staff on a supplemental basis that the purpose of the
     formation transaction was to provide the Company   s investors exposure to
a portfolio of investments
     consistent with the Company   s investment strategy and objective. On July
19, 2024, the Company purchased
     portfolio investments from funds and accounts managed or advised by Churchill Asset Management LLC,
     the Company   s investment adviser (   Churchill   ), including Teachers
Insurance and Annuity Association of
     America (   TIAA   ), as well as TIAA Churchill Middle Market CLO I Ltd.,
Churchill MM Warehouse, LLC,
     Churchill Middle Market CLO VI Ltd., Churchill Middle Market CLO VII Ltd. and MM Funding, LLC
     (collectively, the    Affiliated Funds   ). TIAA is the sole or
controlling equity investor in each of the Affiliated
     Funds, and is the ultimate parent company of Churchill.

     At the time of the consummation of formation transaction, the Company was
not a    fund    (as defined in Rule
     6-11(a)(2)(i) of Regulation S-X). In addition, the formation transaction did not constitute a fund acquisition within the meaning of Rule 6-11(a)(2) of Regulation S-X because the Company did not acquire substantially all of the portfolio investments held by TIAA or any of the Affiliated Funds. TIAA sold less than 1% of its assets and each of the Affiliated Funds sold less than 80% of their respective assets. The approximate
     percentage of each Affiliated Fund   s respective assets sold to the
Company is set forth below:

                TIAA Churchill Middle Market CLO I Ltd.: ~37%

           Lisa N. Larkin, Senior Counsel

          Jeffrey Long, Staff Accountant

                           July [ ], 2024

                                  Page 3
                    Churchill MM Warehouse, LLC: ~53%
                    Churchill Middle Market CLO VI Ltd.: ~36%
                    Churchill Middle Market CLO VII Ltd.: ~32%
                    MM Funding, LLC: less than 10%

          In addition, following the consummation of the formation transaction, TIAA has continued its operations, and the Affiliated Funds will either continue their operations or sell their remaining assets to another affiliated entity.

         As a result of the consummation of the formation transaction, pursuant to Item 13 of Form 10, the Company has included an unaudited schedule of investments relating to the portfolio investments acquired in the formation transaction in compliance with Rule 12-12 of Regulation S-X starting on page [5] of the Amended
         Registration Statement.

                                                     *       *       *

Please do not hesitate to call me at (202) 383-0278 or Sara Sabour Nasseri at
(202) 383-0806 if you have any questions or require any additional information.

         Sincerely,




            /s/ Payam Siadatpour

            Payam Siadatpour, Esq.



cc:       Ryan Sutcliffe, Branch Chief
          Christian Sandoe, Assistant Director
          John D. McCally, Esq., General Counsel, Churchill Asset Management
LLC
          Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP